UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
MENTOR CORPORATION
(Name of Subject Company)
MENTOR CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
587188103 (Common Stock)
(CUSIP Number of Class of Securities)
Joshua H. Levine
President and Chief Executive Officer
201 Mentor Drive
Santa Barbara, California 93111
(805) 879-6000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
With Copies to:

Scott M. Stanton, Esq.	Joseph A. Newcomb, Esq.
Morrison & Foerster LLP	Vice President, Secretary
12531 High Bluff Drive	and General Counsel
Suite 100	Mentor Corporation
San Diego, California 92130	201 Mentor Drive
(858) 720-5100	Santa Barbara, California 93111
(805) 879-6000

Item 8. Additional Information
SIGNATURE

     This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Mentor Corporation (the “Company”) initially filed on December 12, 2008 (the “Statement”). The Statement relates to the tender offer by Maple Merger Sub, Inc., a Minnesota corporation (“Offeror”), and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent” or “Johnson & Johnson”), disclosed in a Tender Offer Statement on Schedule TO, initially filed on December 12, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.10 per share, at a purchase price of $31.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.
Item 8. Additional Information.
Item 8 is hereby amended and supplemented by adding the following text to the end of the subsection entitled “Certain Litigation”:
     On December 8, 2008, an individual alleging herself to be a shareholder of the Company filed a purported shareholder class action complaint in the Santa Barbara County Superior Court of the State of California, captioned Cinotto v. Mentor Corporation et al., Case No. 1304357, in connection with the Offer and the Merger. The complaint names as defendants the Company, the members of the Board and Does 1-25 and alleges that the defendants breached and/or aided and abetted the breach of their fiduciary duties to the Company in connection with the sale of the Company. The suit seeks various equitable relief related to the Offer and the Merger and the process by which offers or potential offers are evaluated and also seeks the costs of the action, including reasonable allowances for attorneys’ fees and experts’ fees. The Company believes the allegations are without merit and intends to defend vigorously the action.
     In addition, on December 11, 2008, an individual alleging himself to be a shareholder of the Company filed a purported shareholder class action complaint in the District Court for the Fourth Judicial District of the State of Minnesota, captioned Hardy v. Mentor Corporation et al., Case No. 27-CV-08-30823, in connection with the Offer and the Merger. The complaint names as defendants the Company, the members of the Board, Parent and Offeror. The suit alleges that the members of the Board breached their fiduciary duties to the Company’s shareholders in connection with the sale of the Company, and that the Company, Purchaser and Offeror aided and abetted the purported breaches of fiduciary duties. The suit seeks various equitable relief related to the Offer and the Merger and the process by which offers or potential offers are evaluated and also seeks the costs of the action, including reasonable allowances for attorneys’ fees and experts’ fees. The Company believes the allegations against the Company and the members of the Board are without merit, and intends to defend vigorously the action.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: December 17, 2008

By: Name:	/s/ Joshua H. Levine Joshua H. Levine
Title:	President and Chief Executive Officer